QWEST COMMUNICATIONS INTERNATIONAL INC.
                            OFFER TO EXCHANGE CERTAIN
                         OUTSTANDING QWEST STOCK OPTIONS

                OFFER CIRCULAR - ADDENDUM FOR NON-U.S. EMPLOYEES


To All Employees Eligible to Participate in the Qwest Communications International Inc. Offer to Exchange Certain Outstanding Qwest Stock Options (the "Exchange Offer") Employed Outside of the United States:

This Addendum supplements the tax information contained in the Exchange Offer Circular if you are subject to taxation in Japan, Hong Kong, the Peoples Republic of China, or the Netherlands. This Addendum also includes a condition of the Exchange Offer that will apply to you if you are subject to taxation in the Netherlands.

The Exchange Offer Circular and this Addendum do not discuss all of the tax consequences that may be relevant to you in your particular circumstances. The tax information in this Addendum is merely intended to alert you to some of the tax information you may want to consider in making your decision to accept or reject the Exchange Offer. You should note that we cannot and do not guarantee any particular tax consequences. You should consult your own tax advisors with respect to the tax consequences of accepting the Exchange Offer in your particular situation.

If you are subject to taxation in Japan, Hong Kong, or the Peoples Republic of
China: If you accept the Exchange Offer, there should be no tax consequences in these jurisdictions of your tendering stock options, the cancellation of those options, or the eventual grant of new options to you in accordance with the terms of the Exchange Offer. Any new stock option grants should be subject to the normal stock option tax rules in these jurisdictions - that is, you would typically realize taxable income only if and when you exercise the new options.

If you are subject to taxation in the Netherlands: Any tender of stock options in the Exchange Offer may be viewed as a notional exercise of those options upon cancellation which could trigger a tax liability if you are subject to taxation in the Netherlands. This issue is uncertain, as is the amount and method of calculation of the tax liability if there is a tax liability in these circumstances. In addition, if you have not elected to defer taxation of your options until they are exercised (applicable for options where the taxable event occurs after December 28, 2000 and does not include a deferral of social insurance), you may have already paid or may be required to pay tax in connection with your stock options that have vested. The amount of any of these taxes may not be recoverable and you may not be able to credit such taxes against any future tax liability you may incur in connection with any new option grants to you. Furthermore, the grant of new options to you may be a taxable event in the Netherlands. The vesting of new options may also be a taxable event, although you may be permitted to defer taxation (other than social insurance) until the time you exercise the options. If you are subject to taxation in the Netherlands and you accept the Exchange Offer, Qwest and its affiliates will not pay or reimburse you for ANY tax and social insurance liability that may result from your acceptance of the Offer (including, without limitation, any such liability that may arise in connection with the cancellation and exchange of your options, and any such liability that may arise
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at the time of grant, vesting, and/or exercise of any new option grants), notwithstanding any tax reimbursement, equalization or similar agreement, plan, program or policy of Qwest or any of its affiliates under which you might otherwise have been entitled to benefit. Your acceptance of the Exchange Offer will constitute your agreement to the provisions of the foregoing sentence.

Please note that tax laws change frequently and vary with your individual circumstances. You should consult with your own tax advisors for more information relevant to your participation in the Offer.

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